SCHEDULE B

LENDER ASSIGNMENT AGREEMENT

THIS LENDER ASSIGNMENT AGREEMENT is made as of the [•] day of [•],[•]

BETWEEN:

[•]

(hereinafter referred to as the “Assignor”),
                                                                                                                                                                       OF THE FIRST PART,

- and -

[•]

(hereinafter referred to as the “Assignee”),
                                                                                                          OF THE SECOND PART,

- and -

BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter sometimes referred to as the “Borrower”),
                                                                                                                                          OF THE THIRD PART,

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”),
                                                                                                          OF THE FOURTH PART,

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as Fronting Lender (hereinafter referred to as the “Fronting Lender”),
                                                                                                          OF THE FIFTH PART.

WHEREAS the Assignor is a Lender under the Amended and Restated Credit Agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 between the Borrower, the Lenders and the Agent, (as further amended, modified, supplemented or restated from time to time, the “Credit Agreement”);

AND WHEREAS the Assignor has agreed to assign and transfer to the Assignee certain rights under the Credit Agreement in compliance with the Credit Agreement, and the Assignee has agreed to accept such rights and assume certain obligations of the Assignor under the Credit
Agreement;

AND WHEREAS this Agreement is delivered to the Assignee pursuant to Section 16.6 of the Credit Agreement.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the parties hereby agree as follows:

1.	INTERPRETATION

(a)
In this Agreement, including the recitals, capitalized terms used herein, and not otherwise defined herein, shall have the same meanings attributed thereto as set forth in the Credit Agreement.  In addition, the following terms shall have the following meanings:

(i)	“Assigned Commitment” has the meaning set forth in Section 2 hereof;

(ii)	“Assigned Interests” has the meaning set forth in Section 2 hereof; and

(iii)	“Assumed Obligations” has the meaning set forth in Section 4 hereof.

(b)
The division of this Agreement into Articles, Sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

(c)	In this Agreement:

(i)
the terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, unless otherwise specified, to this Lender Assignment Agreement taken as a whole and not to any particular section, subsection or paragraph;

(ii)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa; and

(iii)
words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

(d)
This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.  The parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.

(e)
If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of any such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

2.	ASSIGNMENT OF RIGHTS BY ASSIGNOR

Effective as of the date hereof, the Assignor hereby absolutely assigns and transfers to the Assignee:

(a)
subject as provided in Section 3(a) hereof, [all OR [•]% of all] of the Assignor’s right, title and interest in, to and under each of the outstanding Loans and other Obligations owing by the Borrower to the Assignor under the • Facility, as more particularly described in Exhibit A attached hereto; and

(b)	[all OR [•]%] of the Assignor’s [•] Facility Commitment, being Cdn. $[•] of such Commitment (the “Assigned Commitment”),

together with all of the Assignor’s other rights under the Credit Agreement and the other Documents but only insofar as such other rights relate to (a) and (b) above (collectively, the “Assigned Interests”).

3.	OUTSTANDING LIBOR LOANS AND ASSIGNOR BAs

(a)
The parties hereby acknowledge that, on the date hereof, Libor Loans and Bankers’ Acceptances accepted by the Assignor and each having terms to maturity ending on or after the date hereof may be outstanding (collectively, the “Outstanding Libor Loans and Assignor BAs”).  Notwithstanding any provision of the Credit Agreement or this Agreement, the Assignee shall have no right, title, benefit or interest in or to any Outstanding Libor Loans and Assignor BAs.  The Assignee shall assume no liability or obligation to the Assignor in respect of such Outstanding Assignor BAs, including in respect of the failure of the Borrower to reimburse the Assignor for any Bankers’ Acceptances accepted by the Assignor on the maturity thereof or any fees or other amounts due in respect thereof.

(b)
From time to time, as the Outstanding Libor Loans and Assignor BAs mature and Rollovers and Conversions are made by the Borrower in respect thereof, the Assignee shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Assigned Commitment in its capacity as a Lender.

4.	ASSUMPTION OF OBLIGATIONS BY ASSIGNEE

The Assignee assumes and covenants and agrees to be responsible for all obligations relating to the Assigned Interests to the extent such obligations arise or accrue on or after the date hereof (collectively, the “Assumed Obligations”) and agrees that it will be bound by the Credit Agreement and the other Documents to the extent of the Assumed Obligations as fully as if it had been an original party to the Credit Agreement.

5.	CREDIT AGREEMENT REFERENCES; NOTICES

Effective as of the date hereof:

(a)	the Assignee shall be a Lender for all purposes of the Credit Agreement and the other Documents and all references therein to “Lenders” or “a Lender” shall be deemed to include the Assignee;

(b)
the [•] Facility Commitment of the Assignee shall be the Assigned Commitment and all references in the Credit Agreement to “[•] Facility Commitment” of the Assignee shall be deemed to be to the Assigned Commitment;

(c)
any demand, notice or communication to be given to the Assignee in accordance with section 16.3 of the Credit Agreement shall be made or given to the following address or telecopy number (until the Assignee otherwise gives notice in accordance with such section 16.3): [•]; and

(d)
Schedule A to the Credit Agreement shall be deemed to be and is hereby amended to the extent necessary to give effect to the assignment of the Assigned Commitment contemplated hereby and to give effect to Sections 5(a), 5(b) and 5(c) hereof.

6.	THE AGENT

Without in any way limiting the provisions of Section 4 hereof, the Assignee irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

7.	NO ENTITLEMENT TO PRIOR INTEREST OR OTHER FEES

Except as otherwise agreed in writing between the Assignor and the Assignee, notwithstanding any provision of the Credit Agreement or other Documents or any other provision of this Agreement, the Assignee shall have no right, title or interest in or to any interest or fees paid or to be paid to the Assignor under, pursuant to or in respect of:

(a)	the fees paid to the Assignor in respect of the establishment of the Credit Facilities;

(b)	[the fees payable to the Agent pursuant to section 5.7 of the Credit Agreement; or] [Note: Section 7(b) to be inserted for any assignment by the Agent.]

(c)
the Loans, the Credit Facilities or the Credit Agreement for any period of time or in respect of any event or circumstance prior to the date hereof, including, without limitation, any standby fees pursuant to section 5.6 of the Credit Agreement.  For certainty, with respect to the Assigned Interests, the Assignor shall be solely entitled to the interest payable in respect of that portion of the Interest Period of an unmatured Libor Loan occurring prior to the date hereof.

8.	CONSENT OF BORROWER, FRONTING LENDER AND AGENT

The Borrower, the Fronting Lender and the Agent hereby consent to the assignment of the Assigned Interests to the Assignee and the assumption of the Assumed Obligations by the Assignee and agree to recognize the Assignee as a Lender under the Credit Agreement as fully as if the Assignee had been an original party to the Credit Agreement. [The Borrower, the Fronting Lender and the Agent agree that the Assignor shall have no further liability or obligation in respect of the Assumed Obligations.]

[NOTE: Delete the square-bracketed second sentence of Section 8 hereof in the case of an assignment to an affiliate of the Assignor, as provided in the Credit Agreement.]

9.	REPRESENTATIONS AND WARRANTIES

Each of the parties, other than the Borrower, hereby represents and warrants to the other parties, other than the Borrower, as follows:

(a)	it is duly incorporated and validly subsisting under the laws of its governing jurisdiction;

(b)	it has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and under the Credit Agreement and the other Documents;

(c)
the execution, delivery, observance and performance on its part of this Agreement has been duly authorized by all necessary corporate and other action and this Agreement constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms; and

(d)
all Governmental Authorizations, if any, required for the execution, delivery, observance and performance by it of this Agreement, the Credit Agreement and the other Documents have been obtained and remain in full force and effect, all conditions have been duly complied with and no action by, and no notice to or other filing or registration with any Governmental Authority is required for such execution, delivery, observance or performance.

The Assignor represents and warrants to the Assignee that it has the right to sell to the Assignee the Assigned Interests and that the same are free and clear of all Security Interests.  The Assignor also represents and warrants to the Assignee that it has not received written notice of any Default or Event of Default having occurred under the Credit Agreement which is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and notwithstanding any examinations or investigations which may be made by the parties or their respective legal counsel.

Except as expressly provided herein, the Assignee confirms that this Agreement is entered into by the Assignee without any representations or warranties by the Assignor, the Fronting Lender or the Agent on any matter whatsoever, including, without limitation, on the effectiveness, validity, legality, enforceability, adequacy or completeness of the Credit Agreement or any Document delivered pursuant thereto or in connection therewith or any of the terms, covenants and conditions therein or on the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower.

10.	ASSIGNEE CREDIT DECISION

The Assignee acknowledges to the Assignor, the Fronting Lender and the Agent that the Assignee has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of Baytex Trust and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and other Documents and all other matters incidental to the Credit Agreement and the other Documents.  The Assignee confirms with the Assignor, the Fronting Lender and the Agent that it does not rely, and it will not hereafter rely, on the Agent, the Fronting Lender or the Assignor:

(a)
to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by Baytex Trust, any Subsidiary of Baytex Trust or any other person under or in connection with the Credit Agreement and other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to the Assignee by the Agent); or

(b)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of Baytex Trust and its Subsidiaries.

The Assignee acknowledges that a copy of the Credit Agreement (including a copy of the Schedules) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby.  The Assignee acknowledges that it is satisfied with the form and substance of the Credit Agreement and the other Documents.

11.	PAYMENTS

The Assignor and the Assignee acknowledge and agree that all payments under the Credit Agreement in respect of the Assigned Interests from and after the date hereof received by the Agent on or after the date hereof shall be the property of the Assignee and the Agent shall be entitled to treat the Assignee as solely entitled thereto.

12.	AMENDMENTS AND WAIVERS

Any amendment or modification or waiver of any right under any provision of this Agreement shall be in writing (in the case of an amendment or modification, signed by the parties) and any such waiver shall be effective only for the specific purpose for which given and for the specific time period, if any, contemplated therein.  No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach.

13.	GENERAL PROVISIONS

(a)
The parties hereto shall from time to time and at all times do all such further acts and things and execute and deliver all such documents as are reasonably required in order to fully perform and carry out the terms of this Agreement.

(b)	The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

(c)
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one full set of counterparts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by its duly authorized representative(s) as of the date first above written.

[•], as Assignor

Per:
[•]

Per:
[•]

[•], as Assignee

Per:
[•]

Per:
[•]

BAYTEX ENERGY LTD.

Per:
[•]

Per:
[•]

THE TORONTO-DOMINION BANK, in its capacity as Agent

Per:
[•]

Per:
[•]

THE TORONTO-DOMINION BANK, in its capacity as Fronting Lender

Per:
[•]

Per:
[•]

SCHEDULE C

COMPLIANCE CERTIFICATE

TO:	The Toronto-Dominion Bank, in its capacity as agent of the Lenders (the “Agent”)

AND TO:	Each of the Lenders

1.
Reference is made to the Amended and Restated Credit Agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 between Baytex Energy Ltd., as Borrower, The Toronto-Dominion Bank and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as further amended, modified, supplemented or restated, the “Credit Agreement”).  Capitalized terms used herein, and not otherwise defined herein, shall have the meanings attributed to such terms in the Credit Agreement.

2.	This Compliance Certificate is delivered to the Lender pursuant to Section 10.1(e)(iv) of the Credit Agreement.

3.
The undersigned, [name], [title] of the Borrower, hereby certifies that, as of the date of this Compliance Certificate, I have made or caused to be made such investigations as are necessary or appropriate for the purposes of this Compliance Certificate and:

(a)
the consolidated financial statements for the [fiscal quarter OR fiscal year] ending [•],[•] provided to the Lender pursuant to Section 10.1(e) of the Credit Agreement were prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the consolidated financial position of Baytex Trust as at the date thereof;

(b)
the representations and warranties made by the Borrower in Section 9.1 of the Credit Agreement are true and accurate in all respects as at the date hereof, except as has heretofore been notified to the Agent by the Borrower in writing [or except as described in Schedule ____ hereto];

(c)
no event has occurred or is continuing which would constitute a Default or Event of Default, except as has heretofore been notified to the Agent by the Borrower in writing [or except as described in Schedule ______ hereto]; and

(d)
as at the end of the aforementioned [fiscal quarter OR fiscal year], the Debt to EBITDA Ratio was [•]:1.0; attached hereto as Exhibit A is a determination of such financial ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of such financial ratio.

I give this Compliance Certificate on behalf of the Borrower and in my capacity as the [title] of the Borrower, and no personal liability is created against or assumed by me in the giving of this Certificate.

Dated at [•], this [•] day of [•],[•].

Name:
Title:

SCHEDULE D

CONVERSION NOTICE

TO:	The Toronto-Dominion Bank, in its capacity as agent of the Lenders (the “Agent”)

DATE:

This Conversion Notice is delivered to you pursuant to the terms and conditions of the Amended and Restated Credit Agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 between Baytex Energy Ltd., as Borrower, The Toronto-Dominion Bank and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as further amended, modified, supplemented or restated, the “Credit Agreement”).  Unless otherwise expressly defined herein, capitalized terms set forth in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.

1.	The Borrower hereby requests a Conversion as follows:

(a) Conversion Date:

(b) Conversion of the following Loans under the referenced Credit Facility:

(i) Type of Loan and Credit Facility:

(ii) Amount being converted:

(iii) Interest Period maturity (for Libor Loans and Bankers’ Acceptances):

INTO the following Loan under the same Credit Facility:

(iv) Type of Loan:

(v) Interest Period (specify term of Libor Loans or Bankers’ Acceptances):

(vi) Marketed by Borrower (for Bankers’ Acceptances):		 yes  no

(c) Payment, delivery or issuance instructions (if any):

Yours very truly,

BAYTEX ENERGY LTD.

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE E

DRAWDOWN NOTICE

TO:	The Toronto-Dominion Bank, in its capacity as agent of the Lenders (the “Agent”)

DATE:

This Drawdown Notice is delivered to you pursuant to the terms and conditions of the Amended and Restated Credit Agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 between Baytex Energy Ltd., as Borrower, The Toronto-Dominion Bank and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as further amended, modified, supplemented or restated, the “Credit Agreement”).  Unless otherwise expressly defined herein, capitalized terms set forth in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

1.	The Borrower hereby requests a Drawdown as follows:

(a) Drawdown Date:

(b) Amount of Drawdown:

(c) Type of Loan and Credit Facility:

(d) Interest Period (specify term for Libor Loans, Bankers’ Acceptances and Letters of Credit):

(e) Marketed by Borrower (for Bankers’ Acceptances):		 yes  no

(f) Payment, delivery or issuance instructions (if any):

Yours very truly,

BAYTEX ENERGY LTD.

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE F

REPAYMENT NOTICE

TO:	The Toronto-Dominion Bank, in its capacity as agent of the Lenders (the “Agent”)

DATE:

1.
This Repayment Notice is delivered to you pursuant to the terms and conditions of the Amended and Restated Credit Agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 between Baytex Energy Ltd., as Borrower, The Toronto-Dominion Bank and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as further amended, modified, supplemented or restated, the “Credit Agreement”).  Unless otherwise expressly defined herein, capitalized terms set forth in this Repayment Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby gives notice of a repayment as follows:

(a) Date of repayment:

(b) Loan(s) and Credit Facility:

(c)Interest Period maturity (specify for Libor Loans, Bankers’ Acceptances and
Letters of Credit):

(d) Amount being repaid:

Yours very truly,

BAYTEX ENERGY LTD.

Per:
Name:
Title:

Per:
Name:
Title:

089340-327241
CAL_DOCS #1596983 v. 3

SCHEDULE G

ROLLOVER NOTICE

TO:	The Toronto-Dominion Bank, in its capacity as agent of the Lenders (the “Agent”)

DATE:

1.
This Rollover Notice is delivered to you pursuant to the terms and conditions of the Amended and Restated Credit Agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of November 29, 2007 between Baytex Energy Ltd., as Borrower, The Toronto-Dominion Bank and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrower (as further amended, modified, supplemented or restated, the “Credit Agreement”).  Unless otherwise expressly defined herein, capitalized terms set forth in this Rollover Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby requests a Rollover as follows:

(a) Rollover Date:

(b) Amount of Rollover:

(c) Type of Loan and Credit Facility:

(d) New Interest Period (specify term of Libor Loans, Bankers’ Acceptances and Letters of Credit):

(e) Marketed by Borrower (for Bankers’ Acceptances):		 yes  no

(f) Payment, delivery or issuance instructions (if any):

Yours very truly,

BAYTEX ENERGY LTD.

Per:
Name:
Title:

Per:
Name:
Title: